04039867

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 17, 2004, Series 2004-R9	333-112203

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 17, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John Grazer
Name: John Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Population greater than 80% LTV

MI	Number of Mortgage Loans	Principal Balance As of the Cut-off Date	% of Principal Balance As of the Cut-Off Date	Remaining Term to Maturity (months)	Debt-To-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Loans with MI	2,419	414,956,043	86.92	353.4	39.38	7.304	629	86.90
Loans without MI	507	62,454,273	13.08	356.6	41.71	8.701	581	85.93
Total:	**2,926**	**477,410,316**	**100**	**353.8**	**39.68**	**7.487**	**623**	**86.77**

1. Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Principal Balance As of the Cut-off Date	% of Principal Balance As of the Cut-Off Date	Remaining Term to Maturity (months)	Debt-To-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Loans with MI	4,029	682,173,012.72	68.22	352	39.11	7.227	623	81.69
Loans without MI	2,361	317,827,162.12	31.78	352	40.39	8.084	575	68.81
Total:	**6,390**	**1,000,000,174.84**	**100**	**352**	**39.52**	**7.499**	**608**	**77.6**

2. Mortgage Insurance (Group 1)

Mortgage Insurance (Group 1)	Number of Mortgage Loans	Principal Balance As of the Cut-off Date	% of Principal Balance As of the Cut-Off Date	Remaining Term to Maturity (months)	Debt-To-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Loans with MI	3,567	537,576,872.95	67.19	351	39.08	7.293	619	81.87
Loans without MI	2,086	262,489,402.85	32.81	352	40.31	8.096	573	68.43
Total:	**5,653**	**800,066,275.80**	**100**	**351**	**39.49**	**7.556**	**604**	**77.46**

3. Mortgage Insurance (Group 2)

Mortgage Insurance (Group 2)	Number of Mortgage Loans	Principal Balance As of the Cut-off Date	% of Principal Balance As of the Cut-Off Date	Remaining Term to Maturity (months)	Debt-To-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Loans with MI	462	144,596,139.77	72.32	355	39.23	6.982	635	81.01
Loans without MI	275	55,337,759.27	27.68	352	40.76	8.025	589	70.61
Total:	**737**	**199,933,899.04**	**100**	**354**	**39.65**	**7.271**	**622**	**78.13**